Exhibit 4.12

DESCRIPTION OF OUR CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, forms of which are incorporated by reference to our Annual Report, as well as the relevant portions of the Delaware law.

Capital Stock

The Company has two classes of stock: common and preferred. The Company’s amended and restated certificate of incorporation provides for 80,000,000 shares of common stock, par value $0.01 and 11,000,000 shares of preferred stock par value $0.01.

In the discussion that follows, we have summarized selected provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and certificates of designation, and the Delaware General Corporation Law relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. You should read the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, and our certificates of designation as currently in effect for provisions that may be important to you. Please also see “Effect of Certain Provisions of our Amended and Restated Bylaws” below.

Common Stock

Each share of common stock has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company’s common stock. No voting trusts or any other arrangement for preferential voting exist among any of the stockholders, and there are no restrictions in the articles of incorporation, or bylaws precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock.

As of December 31, 2019, there were 60,321,615 shares of common stock issued and 60,271,082 shares of common stock outstanding. Shares in treasury are the result of the redemption of WOW Group membership interests and indirectly, GGH’s shares. Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of stockholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of common stock can elect all of the directors of the Company.

All shares of common stock are entitled to participate ratably in dividends when and as declared by the Company’s board of directors out of the funds legally available. Any such dividends may be paid in cash, property or additional shares of common stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company’s board of directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Holders of common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary of the Company, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

Preferred Stock

As of December 31, 2019, there were 11,000,000 shares of authorized preferred stock, with 10,097,330 shares designated as Series A Convertible Preferred Stock (“Series A Preferred”) and 902,670 designated as Series B Convertible Preferred Stock (“Series B Preferred”). As of December 31, 2019, there were no shares issued and outstanding of Series A Preferred and 902,670 shares issued and outstanding of Series B Preferred.

The holders of Series B Preferred Shares are entitled to, among other things, the following:

●	8% annual dividend, payable quarterly, within thirty (30) following the end of the quarter, subject only to a determination by the Company’s Board of Directors that payment of dividends would jeopardize the Company’s ongoing operations.
●	A liquidation preference to be paid ahead of shares of the Company’s common stock.
●	Upon listing of the Company’s common stock to a national exchange such as Nasdaq, mandatory conversion to common stock, at a ratio of ten shares of common stock for each Series B Share.
●	If Series B Shares had not been previously converted into common stock, redemption of Series B Shares on April 15, 2020.
●	Each holder of Series B Shares was entitled to vote on all matters and shall be entitled to the number of votes determined by a formula set forth in the certificate of designation, subject to a maximum of ten votes per Series B Share. Holders of Series B Shares also voted as a class to the extent Series B Shares would be treated differently from another series of preferred stock, such as any action that would amend any of the rights, preferences or privileges of the holders of Series B Shares, or that would authorize the Company to issue a class of preferred stock that would be senior to Series B Shares, and in each such instance consent or approval of holders of at least 50.01% of the then outstanding Series B Shares was required for such action to become effective.

On December 3, 2019, the Board of Directors and stockholders holding a majority of the Series B Shares approved the Amendment to the Certificate of Designation of the Series B Convertible Preferred Stock (the “Series B Amendment”) which extended the period in which holders of the Series B Shares may voluntarily elect to convert such shares into shares of common stock of the Company to January 31, 2020. In addition, the Series B Amendment extended the date upon which the Company shall redeem all then-outstanding Series B Shares and all unpaid accrued and accumulated dividends to January 31, 2020.

On January 28, 2020, the Board approved an additional Amendment to the Certificate of Designation of the Series B Convertible Preferred Stock (the “Second Amendment”) and on January 30, 2020, holders of a majority of the issued and outstanding shares of Series B Shares approved the Second Amendment which extends the period in which holders of the Series B Shares may voluntarily elect to convert such shares into shares of common stock of the Company to April 15, 2020. In addition, the Series B Amendment extends the date upon which the Company shall redeem all then-outstanding Series B Shares and all unpaid accrued and accumulated dividends to April 15, 2020. The Second Amendment was filed with the Secretary of State of the State of Delaware on January 30, 2020.

On March 29, 2020, the Board unanimously approved an additional Amendment to the Certificate of Designation of the Series B Convertible Preferred Stock (the “Third Amendment”) which extends the period in which holders of the Series B Shares may voluntarily elect to convert such shares into shares of common stock of the Company to December 31, 2020. In addition, the Series B Amendment extends the date upon which the Company shall redeem all then-outstanding Series B Shares and all unpaid accrued and accumulated dividends to December 31, 2020. The Third Amendment was approved by the holders of a majority of the Series B Shares on March 27, 2020.

The Board of Directors has the ability to issue blank check preferred stock under the Company’s Amended and Restated Certificate of Incorporation.

Stock Options and Warrants

As of December 31, 2019, there were options to acquire a total of 9,550,640 shares of common stock granted pursuant to our 2008, 2016 and 2018 equity incentive plans at a weighted-average exercise price of $0.78, of which 2,827,029 shares of our common stock are currently issuable upon exercise of outstanding stock options at a weighted-average exercise price of $1.43 per share, and there were warrants to acquire a total of 566,742 shares of our common stock all of which are currently exercisable, at a weighted-average exercise price of $2.11.

Effect of Certain Provisions of our Amended and Restated Bylaws

Our bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise.

Our bylaws provide for our Board of Directors to be divided into three classes serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. This method of electing directors makes changes in the composition of the Board of Directors more difficult, and thus a potential change in control of a corporation a lengthier and more difficult process. A classified board of directors is designed to assure continuity and stability in a board of directors’ leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with our Company and be familiar with our business and operations.

The classified board structure may increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of our Board of Directors, even if the takeover bidder were to acquire a majority of the voting power of our outstanding common stock. Without the ability to obtain immediate control of our Board of Directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of our Company. Thus, a classified Board of Directors could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, a classified Board of Directors will make it more difficult for stockholders to change the majority composition of our Board of Directors, even if our stockholders believe such a change would be beneficial. Because the a classified Board of Directors will make the removal or replacement of directors more difficult, it will increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

Since the creation of a classified Board of Directors will increase the amount of time required for a hostile bidder to acquire control of our Company, the existence of a classified board of directors could tend to discourage certain tender offers which stockholders might feel would be in their best interest. However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize stockholder value in any change of control transaction.

Our bylaws also provide that, unless we consent in writing to an alternative forum, the federal and state courts of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject the court having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual or special meeting, stockholders may only consider proposals or nominations (i) specified in the notice of meeting; (ii) brought before the meeting by or at the direction of our board of directors or (iii) otherwise properly brought before the meeting by any stockholder who is a stockholder of record on the date of the giving of the notice and on the record date of the meeting and who complies with the notice procedures set forth in our bylaws. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions can discourage certain coercive and inadequate takeover bids of the Company by requiring those seeking control of the Company to negotiate with the Board of Directors first. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder (one who owns 15% or more of the Company’s outstanding voting stock) for a period of three years following the date the person became an interested stockholder unless:

●	Before the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	On completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced with the total number of shares outstanding calculated when the transaction commenced (excluding certain shares owned by officers or directors or under employee stock plans); or

●	At or subsequent to the time of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our Board of Directors does not approve in advance and could result in making it more difficult to accomplish transactions that our stockholders may see as beneficial such as (i) discouraging business combinations that might result in a premium over the market price for the shares of our common stock; (ii) discouraging hostile takeovers which could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust. The transfer agent’s address is: 1 State Street, 30th Floor, New York, New York 10004-1561. Shares of our common stock are issued in uncertificated form only, subject to limited circumstances.

Market Listing

Our common stock is currently listed on the OTC Market’s OTCQB tier under the symbol “VINO” and we intend to list our common stock on the Capital Markets tier of the Nasdaq under the same symbol.